EXHIBIT 11
AMERICAN CONSUMERS, INC. NET INCOME (LOSS) PER COMMON SHARE EXHIBIT 11

	THIRTEEN WEEKS ENDED		THIRTY-NINE WEEKS ENDED
	February 27,	February 28,	February 27,	February 28,
	2010	2009	2010	2009

Net income (loss) for computing income (loss) per common share	$ (113,172)	$ 7,334	$ (318,144)	$ 34,790

Weighted average number of common shares
outstanding during each period	760,452	780,268	761,652	780,751

Net income (loss) per common share	$ (0.149)	$ 0.009	$ (0.418)	$ 0.045